                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: December 31, 2005
                                                  ------------------------------
                                                  Estimated average burden hours
                                                  per response..11
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                                   -----------

                           BLUE DOLPHIN ENERGY COMPANY
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095395 20 8
                  ---------------------------------------------
                                 (CUSIP Number)


                 N.L. Stevens, III, 1000 Louisiana, Suite 3400,
                      Houston, Texas 77002, (713) 276-5500
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 8, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 2 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Barrett L. Webster

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          2,744,034
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,744,034
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 3 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    F. Gardner Parker

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           41,663
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          2,744,034
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    41,663
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,785,697
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 4 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Columbus Petroleum Limited, Inc.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Panama
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          911,712(1)
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    911,712
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    911,712
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    CO
--------------------------------------------------------------------------------

--------
(1) Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 5 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Ivar Siem

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Norway
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          918,264(2)
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    918,264
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    918,264
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

----------
(2) Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 6 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Harris A Kaffie

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          723,436(3)
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    723,436
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    723,436
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

----------
(3) Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 7 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Michael S. Chadwick

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           20,834
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          14,080(4)
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    34,914
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,914
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

----------
(4) Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 8 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    James M. Trimble

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          14,580(5)
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    14,580
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,580
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

----------
(5) Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 095395 20 8                                         PAGE 9 OF 14 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Michael J. Jacobson

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (see instructions)

    N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          161,962(6)
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    161,962
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    161,962
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

    IN
--------------------------------------------------------------------------------

----------
(6) Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 095395 20 8                                        PAGE 10 OF 14 PAGES
---------------------                                        -------------------


Item 1.  Security and Issuer.

         This Schedule 13D (this "Filing") relates to the common stock, $0.01 par value ("Common Stock"), of Blue Dolphin Energy Company, a Delaware corporation (the "Company"), which has its principal executive offices located at 801 Travis, Suite 2100, Houston, Texas 77002.

Item 2.  Identity and Background.

         1. Barrett L. Webster

                  (a) Barrett L. Webster ("Mr. Webster")
                  (b) 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079
                  (c) Manager, Peregrine Management, LLC
                  (d) Mr. Webster has not, during the last five years, been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Mr. Webster has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Webster is a citizen of the United States.

         2. F. Gardner Parker

                  (a) F. Gardner Parker ("Mr. Parker")
                  (b) 3601 Piping Rock, Houston, Texas 77027
                  (c) Private Investor, Camden Property Trust
                  (d) Mr. Parker has not, during the last five years, been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Mr. Parker has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Parker is a citizen of the United States.

         3. Columbus Petroleum Limited, Inc.

                  (a) Columbus Petroleum Limited, Inc. ("Columbus")
                  (b) Aeulestrasse 74, FL-9490, Vaduz, Liechtenstein
                  (c) Columbus' principal business consists of being an
                      investment company.
                  (d) Columbus has not, during the last five years, been
                      convicted in a criminal proceeding.
                  (e) Columbus has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         4. Ivar Siem

                  (a) Ivar Siem ("Mr. Siem")
                  (b) 801 Travis, Suite 2100, Houston, Texas 77002.
                  (c) Chairman of Board of Directors and Chief Executive
                      Officer, Blue Dolphin Energy Company
                  (d) Mr. Siem has not, during the last five years, been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 095395 20 8                                        PAGE 11 OF 14 PAGES
---------------------                                        -------------------


                  (e) Mr. Siem has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Siem is a citizen of the Norway.

         5. Harris A. Kaffie

                  (a) Harris A. Kaffie ("Mr. Kaffie")
                  (b) 801 Travis, Suite 2100, Houston, Texas 77002.
                  (c) Partner, Kaffie Brothers
                  (d) Mr. Kaffie has not, during the last five years, been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Mr. Kaffie has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Kaffie is a citizen of the United States.

         6. Michael S. Chadwick

                  (a) Michael S. Chadwick ("Mr. Chadwick")
                  (b) 801 Travis, Suite 2100, Houston, Texas 77002.
                  (c) Senior Vice President and Managing Director, Sanders
                      Morris Harris Group, Inc.
                  (d) Mr. Chadwick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Mr. Chadwick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Chadwick is a citizen of the United States.

         7. James M. Trimble

                  (a) James M. Trimble ("Mr. Trimble")
                  (b) 801 Travis, Suite 2100, Houston, Texas 77002.
                  (c) President and CEO, Tri-Union Development Corporation
                  (d) Mr. Trimble has not, during the last five years, been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Mr. Trimble has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Trimble is a citizen of the United States.

         8. Michael J. Jacobson

                  (a) Michael J. Jacobson ("Mr. Jacobson")
                  (b) 801 Travis, Suite 2100, Houston, Texas 77002.
                  (c) President, Blue Dolphin Energy Company

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 095395 20 8                                        PAGE 12 OF 14 PAGES
---------------------                                        -------------------


                  (d) Mr. Jacobson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                  (e) Mr. Jacobson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f) Mr. Jacobson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Messrs. Webster and Parker were appointed Shareholders (as defined below) proxy as described in Item 4. No funds were involved in that appointment.

Item 4.  Purpose of Transaction.

         On September 8, 2004, the Company, on the one hand, and numerous investors (collectively, the "Investors"), on the other hand, signed a Note and Warrant Purchase Agreement ("Agreement") whereby the Investors agreed to provide a $750,000 bridge loan to the Company ("Bridge Loan") in exchange for 1,250,000 warrants to purchase shares of the Company's Common Stock. Pursuant to the Agreement, Mr. Parker purchased 41,663 ("Parker Warrants"), and Mr. Chadwick purchased 20,834 ("Chadwick Warrants"), of the 1,250,000 warrants.

         On the same date, the Investors, Columbus and Messrs. Siem, Kaffie, Chadwick, Trimble and Jacobson (each a "Shareholder," and collectively the "Shareholders") agreed to appoint Messrs. Webster and Parker, and each of them individually, Shareholders' proxy pursuant to the provisions of the general corporation law of the State of Delaware, with full power of substitution and resubstitution, to vote or act by written consent with respect to the Shareholder Shares (as defined below), only to accomplish the purpose and agreements as set forth in Section 1 of the Shareholder Voting Agreement (see
Exhibit 1) ("Shareholder Agreement').

         Section 1 of the Shareholder Agreement provides, inter alia, that the Shareholders' proxy will be used to approve (i) the issuance of additional warrants on the terms and conditions provided in the Agreement, (ii) the issuance of the Director Warrants (as defined in the Shareholder Agreement),
(iii) the amendment and restatement of the Company's certificate of incorporation, and (iv) the election of Messrs. Parker and Benz to the Company's Board of Directors.

         As of September 8, 2004, the Shareholders were the beneficial owners of 2,744,034 shares of Company's Common Stock ("Shareholder Shares"), as described below:

         Columbus Petroleum Limited, Inc.            911,712
         Ivar Siem                                   918,264
         Harris A. Kaffie                            723,436
         Michael S. Chadwick                          14,080
         James M. Trimble                             14,580
         Michael J. Jacobson                         161,962

         Other than as set forth in this Item 4, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 095395 20 8                                        PAGE 13 OF 14 PAGES
---------------------                                        -------------------


a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Webster is deemed to beneficially own 2,744,034 shares of the Company's Common Stock, which represents 40.9% of the outstanding Common Stock of the Company.

         Mr. Parker is deemed to beneficially own 2,785,697 shares of the Company's Common Stock, which represents 41.2% of the outstanding Common Stock of the Company.

         Columbus is deemed to beneficially own 911,712 shares of the Company's Common Stock, which represents 13.6% of the outstanding Common Stock of the Company.

         Mr. Siem is deemed to beneficially own 918,264 shares of the Company's Common Stock, which represents 13.7% of the outstanding Common Stock of the Company.

         Mr. Kaffie is deemed to beneficially own 723,436 shares of the Company's Common Stock, which represents 10.8% of the outstanding Common Stock of the Company.

         Mr. Chadwick is deemed to beneficially own 34,914 shares of the Company's Common Stock, which represents 0.5% of the outstanding Common Stock of the Company.

         Mr. Trimble is deemed to beneficially own 14,580 shares of the Company's Common Stock, which represents 0.2% of the outstanding Common Stock of the Company.

         Mr. Jacobson is deemed to beneficially own 161,962 shares of the Company's Common Stock, which represents 2.4% of the outstanding Common Stock of the Company.

         The percentage calculations are based upon 6,712,438 shares of the Company's Common Stock outstanding on September 8, 2004, as stated in the Agreement, and, with respect to Messrs. Parker and Chadwick, assume the exercise of the Parker Warrants and the Chadwick Warrants, respectively.

         (b) Messrs. Webster and Parker each have the power to vote the Shareholder Shares, which equal 2,744,034 shares of the Company's Common Stock, but only with respect to accomplish the purpose and agreements set forth in
Section 1 of the Shareholder Agreement (see Exhibit 1). The Shareholders retain all sole dispositive power and other rights with respect to the voting of these 2,744,034 shares. Mr. Parker has sole voting and dispositive power over the Parker Warrants and Mr. Chadwick has sole voting and dispositive power over the Chadwick Warrants.

         (c)  See Item 4 above.

         (d) Each Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective share of the 2,744,034 shares of Common Stock of the Company of which Messrs. Webster and Parker are beneficial owners. Mr. Parker has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Parker Warrants. Mr. Chadwick has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chadwick Warrants.

         (e)  Not applicable.

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP NO. 095395 20 8                                        PAGE 14 OF 14 PAGES
---------------------                                        -------------------

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

Item 7.  Material to be Filed as Exhibits

                Exhibit 1: Shareholder Voting Agreement, dated September 8, 2004
                Exhibit 2: Joint Filing Agreement

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Dated:  September 30, 2004                  /s/ Barrett L. Webster
                                            ------------------------------------
                                            Barrett L. Webster



Dated:  September 30, 2004                  /s/ F. Gardner Parker
                                            ------------------------------------
                                            F. Gardner Parker

Dated:  September 30, 2004                  COLUMBUS PETROLEUM LIMITED, INC.


                                            By:   /s/ Michael Delouche
                                               ---------------------------------
                                            Name:    Michael Delouche
                                                 -------------------------------
                                            Title:   Authorized Signatory
                                                  ------------------------------



Dated:  September 30, 2004                  /s/ Ivar Siem
                                            ------------------------------------
                                            Ivar Siem



Dated:  September 30, 2004                  /s/ Harris A. Kaffie
                                            ------------------------------------
                                            Harris A. Kaffie



Dated:  September 30, 2004                  /s/ Michael S. Chadwick
                                            ------------------------------------
                                            Michael S. Chadwick



Dated:  September 30, 2004                  /s/ James M. Trimble
                                            ------------------------------------
                                            James M. Trimble



Dated:  September 30, 2004                  /s/ Michael J. Jacobson
                                            ------------------------------------
                                            Michael J. Jacobson